SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  October 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074, 333-115598 and 333-117954.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

1. Press Release re Rada Electronic Industries Ltd. 2004 Third Quarter Results Release Scheduled for Monday, November 1st, 2004 dated October 26, 2004.

                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

Rada Electronic Industries Ltd. 2004 Third Quarter Results Release Scheduled for Monday, November 1st, 2004

Tuesday October 26, 9:59 am ET

Conference Call Scheduled for November 1st, 2004 at 9am EST

NETANYA, Israel, October 26 /PRNewswire-FirstCall/ -- Rada Electronic Industries Ltd. (NASDAQ: RADIF - News), announced that it will be releasing its third quarter 2004 results on Monday, November 1st, 2004, before the US market opens.

The Company will also be hosting a conference call on the same day, November 1st, at 9:00am EST. On the call, Mr. Adar Azancot, CEO, and Mr. Elan Sigal, CFO, will review and discuss the third quarter 2004 results and will be available to answer questions.

To participate, you may dial one of the numbers below to join the call. Please place your calls at least 5 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

                        US Dial-in Number: +1-866-860-9642
                       ISRAEL Dial-in Number: 03-918-0600
                  INTERNATIONAL Dial-in Number: +972-3-918-0600

                                       At:
                               9:00am Eastern Time
                               6:00am Pacific Time
                               4:00pm Israel Time



For those unable to participate in the conference call, there will be a replay available starting 2 hours after the call ends until Wednesday November 3rd, 11am EST. To access the reply please dial: +1-866-276-1002 (US), +972-3-925-5936
(Intl).


About RADA


RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

    Company Contact                   Investor Relations Contacts
    Elan Sigal (elan_sigal@rada.com)  Ehud Helft (Ehud@gk-biz.com)
    Rada Electronic Industries Ltd.   Kenny Green (Kenny@gk-biz.com)
    +972-9-892-1129                   Gelbart-Kahana International
                                      +1-866-704-6710

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: October 28, 2004